VEON publishes audited financial statements for year ended 31 December 2022 Amsterdam, 25 June 2023 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides connectivity and online services (“VEON” or the “Company” or, together with its subsidiaries, the “Group”), today announces that it has published its Dutch Annual Report – 2022, including consolidated financial statements for the year ended 31 December 2022 prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code (the “Consolidated Financial Statements). A copy of the Dutch Annual Report – 2022 can be found on the Reports and Results section of the Company’s website at https://www.veon.com/investors/reports-results/. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers Accountants N.V. (“PwC”), the Company’s Dutch statutory financial statement auditors, and will be laid before shareholders at the Company’s Annual General Meeting of Shareholders (the “AGM”) on 29 June 2023, in accordance with Bermuda law. As the Company announced on 11 April 2023, PwC have also been appointed as the Company’s independent registered public accounting firm for the audit of the Group’s consolidated financial statements for the year ended 31 December 2022 in accordance with the standards established by the Public Company Accounting Oversight Board (United States) (“PCAOB”). VEON had previously reported that it would be delayed in filing its Annual Report on Form 20-F for the year ended 31 December 2022 due to extraordinary circumstances in 2022. Further to that announcement, VEON reiterates that it continues to work diligently with PwC to complete and file its 2022 20-F as soon as possible, and anticipates that its 2022 20-F, including the audited financial statements in accordance with the standards established by PCAOB, will be filed subsequent to the AGM and in advance of the exception deadline granted by the Listing Qualifications Department of The Nasdaq Stock Market. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 160 million customers in six dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 7% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext Amsterdam. For more information visit: www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities

Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s timeline for publication of its annual report. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact information VEON Investor Relations Nik Kershaw ir@veon.com